EXHIBIT 99.1

For Immediate Release 21-24-TR	Date:	June 30, 2021

Teck Named to 2021 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named to the Best 50 Corporate Citizens in Canada ranking as one of the top 50 companies in Canada for corporate citizenship. This marks the 15th consecutive year Teck has been named to the Best 50 by Corporate Knights.

“Our commitment to being a positive corporate citizen is led by our employees who are dedicated to giving back to the communities where we operate,” said Don Lindsay, President & CEO. “We are focused on making a positive difference locally and globally as we responsibly provide the metals and minerals that the world needs for the transition to a low-carbon future.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 24 environmental, social and governance indicators including board diversity, resource efficiency, financial management, and clean revenue. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit www.corporateknights.com/reports/best-50/.

Teck has set ambitious targets in sustainability, including being carbon neutral by 2050. For more information on our sustainability goals and performance, visit www.teck.com/responsibility.

Teck has also been named one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights and is the industry leader in the Metals and Mining industry on the Dow Jones Sustainability World Index (DJSI). Sustainalytics ranks Teck first in the Diversified Metals and Mining category. Teck is also currently listed on the MSCI World ESG Leaders Index, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com